February 3, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centene Corporation Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filing.  The Staff’s comments were provided to the Company on January 26, 2011.  We are also delivering copies of this letter to Ms. Staci Shannon of the Commission’s Staff.

For convenient reference, we have included your comments in italics and bold for ease of reference followed by our response to those comments.

Notes to the Consolidated Financial Statements

24.  Condensed Financial Information of Registrant, page 49

1.	Refer to your response to prior comment three. Please address the following by providing proposed disclosure to be included in your Form 10-K for the year ended December 31, 2010:

•
Disclose the source of the parent company’s operating cash flows by quantifying the amount received from the unrestricted subsidiaries and any other sources, specifically addressing the cash flow management process where the parent company receives cash from the unrestricted subsidiaries;

•	Disclose the nature of the management fees paid to the unrestricted subsidiaries from the restricted subsidiaries, including how the amounts are determined; and

•	Consider filing the related management fee agreements under paragraph B10 of Item 601 of Regulation S-K.

In response to your comment above, we propose adding the following disclosure to be included in Note A of the Condensed Financial Information of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010:

Centene Corporation has unrestricted subsidiaries that receive monthly management and service fees from our restricted subsidiaries.  The management and service fees received by our unrestricted subsidiaries are associated with the functions required to manage the restricted subsidiaries including but not limited to salaries and wages for personnel, rent, utilities, medical management, provider contracting, compliance, member services, claims processing, information technology, cash management, finance and accounting, and other services.  The management fees are based on a percentage of the restricted subsidiaries’ revenue.

Due to our centralized cash management, all cash flows generated by our unrestricted subsidiaries, including management fees, are transferred to the parent company, primarily to repay borrowings on the parent company’s revolving credit facility.  The parent company may also utilize the cash flow to make acquisitions, fund capital contributions to subsidiaries and fund its operations.  During the years ended December 31, 2010, 2009, and 2008, cash flow received by the parent company from unrestricted subsidiaries was $XX.X million, $102.2 million and $49.4 million, respectively.

The Company has concluded that the management fee agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.  In reaching its conclusion, the Company has determined that the management fee agreements are made in the ordinary course of the Company’s business as they relate to the costs associated with the day-to-day functions and management of the Company’s restricted subsidiaries and ordinarily accompany the kind of business conducted by the Company and its subsidiaries.  The Company has also determined that its business is not substantially dependent on any individual management fee agreement.

Upon completion of this review process, we intend to include the revised disclosures discussed in this letter in our future filings, as applicable, starting with our Annual Report on Form 10-K for the year ended December 31, 2010.  Please contact the undersigned, at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ William N. Scheffel

William N. Scheffel
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Staci Shannon, Securities and Exchange Commission
Mr. Michael F. Neidorff, Centene Corporation
Mr. Dan Rockwood, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP